                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  ------------

                                  FORM 11-K/A
                               (Amendment No. 1)

                                  ------------


                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                  For the Fiscal Year Ended December 31, 2001

                                  ------------

                         Commission file number 1-11627

                                  ------------

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN


                       DAIRY MART CONVENIENCE STORES, INC.
       ONE DAIRY MART WAY, 300 EXECUTIVE PARKWAY WEST, HUDSON, OHIO 44236

AMENDMENT NUMBER ONE TO THE FORM 11-K PREVIOUSLY FILED JULY 1, 2002.
THIS AMENDMENT IS BEING FILED TO INCORPORATE THE FINANCIAL STATEMENTS, WHICH WERE INADVERTENTLY LEFT OUT OF THE JULY 1, 2002 FILING.

AUDIT REPORT
DAIRY MART CONVENIENCE STORES, INC. 401(k) SAVINGS AND PROFIT SHARING PLAN DECEMBER 31, 2001 AND 2000

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


INDEX
-----



Report of Independent Public Accountants Grant Thornton LLP

Report of Independent Public Accountants Arthur Andersen LLP


Financial Statements:

      Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

      Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001

      Notes to Financial Statements


Supplemental Schedule as of December 31, 2001:

     Schedule H, Line 4i -
          Schedule of Assets (Held at End of Year)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE PLAN ADMINISTRATORS OF
  DAIRY MART CONVENIENCE STORES, INC.
  401(k) SAVINGS AND PROFIT SHARING PLAN


We have audited the accompanying statement of net assets available for benefits of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the supplemental schedule, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit. The financial statements of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report dated June 8, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grant Thornton LLP


Cleveland, Ohio
June 26, 2002

                                                          [ARTHUR ANDERSEN LOGO]


THIS IS A COPY OF A PREVIOUSLY
ISSUED ANDERSEN REPORT. THIS
REPORT HAS NOT BEEN REISSUED BY ANDERSEN.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrators of
Dairy Mart Convenience Stores, Inc.
401(k) Saving and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedule, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Cleveland, Ohio,
  June 8, 2001.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2001 and 2000



                                                       2001               2000
                                                    ----------        ----------
ASSETS

   Cash                                             $    6,411        $    7,432

   Investments, at market value                      6,005,963         6,850,644

   Receivables:
      Employee contributions                                 -            30,179
      Employer contributions                                 -            11,363
      Dividend income                                        -            40,079
                                                    ----------        ----------

        Total receivables                                    -            81,621
                                                    ----------        ----------

            Total Assets                             6,012,374         6,939,697


LIABILITIES

   Accrued expenses                                        933             3,268
                                                    ----------        ----------

          Total Liabilities                                933             3,268
                                                    ----------        ----------


          NET ASSETS AVAILABLE FOR BENEFITS         $6,011,441        $6,936,429
                                                    ==========        ==========



     The accompanying notes to the financial statements are an integral part of these statements.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 2001




ADDITIONS:
   Employee contributions                                           $   599,965
   Employer contributions                                               108,294
   Income on investments                                                 81,949
   Other                                                                 13,607
                                                                    -----------

          Total additions                                               803,815

DEDUCTIONS
   Net depreciation in fair value of investments                        673,153
   Benefits paid directly to participants                             1,035,042
   Administrative expenses                                               20,608
                                                                    -----------

          Total deductions                                            1,728,803
                                                                    -----------

               NET DECREASE                                            (924,988)

Net assets available for benefits:

   Beginning of year                                                  6,936,429
                                                                    -----------

   End of year                                                      $ 6,011,441
                                                                    ===========




     The accompanying notes to the financial statements are an integral part of this statement.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


1.  PLAN DESCRIPTION

The following description of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan.

GENERAL
-------

The Plan, known as the Dairy Mart Convenience Stores, Inc. Cash or Deferred Profit Sharing Plan, is a defined contribution plan covering eligible employees of Dairy Mart Convenience Stores, Inc. and its wholly-owned subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is available to employees who have completed at least six months of continuous service during which they are credited with 500 hours of service.

On September 24, 2001, the Company and all of its subsidiaries (with the exception of Financial Opportunities, Inc.) filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of New York. The Company currently is operating their business as debtors-in-possession in accordance with provisions of the Bankruptcy Code.

CONTRIBUTIONS
-------------

Eligible employees may make participant directed contributions to the 401(k) portion of the Plan up to 15% of their annual compensation subject to certain limitations under the Internal Revenue Code (the IRC). Until March 31, 2001, the Company matched 50% of contributions up to 6% of the employee's annual compensation. Effective April 1, 2001, the Company matches 25% of employee deferrals up to 3% of the employee's annual compensation. In addition, the Plan permits rollover contributions from another qualified plan on behalf of an eligible employee.

Under the provisions of the Plan, each plan year the Company may contribute an additional profit sharing amount as determined by the Company's Board of Directors. Contributions to participants' accounts are based on the percentage of each participant's eligible compensation to total compensation, as defined. The Company did not make any discretionary contributions during 2001.

VESTING
-------

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants vest in Company contributions and earnings thereon as follows:

             NUMBER OF YEARS OF SERVICE                 PERCENTAGE
             -----------------------------------------  ------------
             Less than 1 year                                  0%
             At least 1, but less than 2 years                20%
             At least 2, but less than 3 years                40%
             At least 3, but less than 4 years                60%
             At least 4, but less than 5 years                80%
             At least 5 years                                100%

Participants also become fully vested in their share of the Company's contribution upon retirement at or after age 65, or death.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000



1.  PLAN DESCRIPTION (CONTINUED)

BENEFIT PAYMENTS
----------------

Upon termination of service, a participant may elect to receive either a lump-sum amount or an installment payment equal to the vested portion of his or her account, as defined in the Plan.

Prior to termination of employment or age 59-1/2, contributions may only be withdrawn in the event of financial hardship, as defined by the IRC.

PARTICIPANT LOANS
-----------------

Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to participants is fifty percent of their vested account balance not to exceed $50,000. The maximum term of a loan is five years. Participant loans are repaid through payroll deductions with interest charged at the prime rate. During 2001, interest rates ranged from 5.5% to 9.5%.

ADMINISTRATIVE EXPENSES
-----------------------

In plan years 2001 and 2000, administrative expenses were paid by the Plan, except for certain legal and audit professional fees which were paid by the Company.

FORFEITURES
-----------

Forfeitures occur when non-fully vested participants terminate from employment. Profit sharing forfeitures are used to offset Plan administrative expenses and forfeitures of matching contributions are used to reduce the Company's matching contribution on and after the date of such forfeiture. Such forfeitures amounted to approximately $27,000 in 2001. The amount of unutilized forfeitures as of December 31, 2001 was approximately $80,000.

PLAN TERMINATION
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become 100% vested in all contributions and earnings thereon.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investments are reported at market value based on quoted market prices.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.  INVESTMENTS

Contributions made to the Plan by participants and the Company matching contributions are invested as directed by the participants. Participants may direct their contributions to the following investment options: Chicago Trust Safety of Principal Fund, American Funds Distributors, Inc. Bond Fund of America, Putnam Investor Services Voyager Fund, Oppenheimer Funds Distributors, Inc. Quest Opportunity Value Fund, MFS Fund Distributors, Inc. Massachusetts Investors Fund, First Data Distributors, Inc. Montag and Caldwell Growth Fund, ABN AMRO/Chicago Capital Balanced Fund, PIMCO Renaissance Fund, Pilgrim International Value "A" Fund, and Dairy Mart Stock Fund.

Investment holdings comprising 5% or more of plan assets at fair value as determined by quoted market price are as follows:

                                                                                          2001              2000
                                                                                    -------------    ---------------
   American Funds Distributors, Inc. Bond Fund of America                              $ 611,557          $ 621,682
   ABN AMRO/Chicago Capital Balanced Fund                                              1,339,543          1,597,625
   Chicago Trust Safety of Principal Fund                                              1,280,489          1,252,410
   MFS Fund Distributors, Inc. Massachusetts Investors Fund                            1,097,789          1,564,295
   First Data Distributors, Inc. Montag and Caldwell Growth Fund                         428,766            435,490
   Oppenheimer Funds Distributors, Inc. Quest Opportunity
       Value Fund                                                                        522,729            349,409
   Putnam Investor Services Voyager Fund                                                 468,153            614,754



4.  TAX STATUS

In October of 1995, the Plan received a favorable determination letter from the Internal Revenue Service (IRS) indicating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000




5.  RELATED PARTY TRANSACTIONS

The Plan's investments include 49,660 and 48,660 shares of the Company's common stock as of December 31, 2001 and 2000, respectively. These investments were purchased at the then prevailing market value.

Certain Plan investments include shares of publicly traded mutual funds and common/collective trust funds managed by ABN AMRO Asset Management, which acquired the former trustee, Chicago Trust Company, in 2001. ABN AMRO Asset Management serves as trustee of the Plan and, therefore, transactions of these funds qualify as party-in-interest transactions.

There were no prohibited party-in-interest transactions in 2001 or 2000, as defined by ERISA.

                       Dairy Mart Convenience Stores, Inc.
                     401(k) Savings and Profit Sharing Plan

                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2001

                   Employer Identification Number: 04-2497894
                                Plan Number: 001



                                                                                           Market
                               Issue                                                        Value
-------------------------------------------------------------------------------        --------------

MUTUAL FUNDS:
    American Funds Distributors, Inc. Bond Fund of America                               $   611,557
*   ABN AMRO/Chicago Capital Balanced Fund                                                 1,339,543
    MFS Fund Distributors, Inc. Massachusetts Investors Fund                               1,097,789
    First Data Distributors, Inc. Montag and Caldwell Growth Fund                            428,766
    Oppenheimer Funds Distributors, Inc. Quest Opportunity Value Fund                        522,729
    Putnam Investor Services Voyager Fund                                                    468,153
    Pilgrim International Value "A" Fund                                                      47,325
    PIMCO Renaissance Fund                                                                     4,024
                                                                                       --------------

            Total Mutal Funds                                                              4,519,886

COLLECTIVE TRUST FUNDS:
*  The Chicago Trust Safety of Principal Fund                                              1,280,489

CORPORATE STOCK:
*  Dairy Mart Convenience Stores, Inc.                                                        39,736

PARTICIPANT LOANS:
*  Participant loans                                                                         165,852
                                                                                       --------------


                                                   TOTAL INVESTMENTS                     $ 6,005,963
                                                                                       ==============



       *  Indicates a party-in-interest

SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         DAIRY MART CONVENIENCE STORES, INC.
                                         401(K) SAVINGS AND PROFIT SHARING PLAN
                                                           (Name of Plan)


Date:  July 2, 2002                      By: /s/  Gregory G. Landry
                                         ------------------------------------
                                         Gregory G. Landry
                                         President and Chief Executive Officer

                                 Exhibit Index
                                 -------------


Ex 23     Consent of Independent Public Accountants